中信泰富有限公司

BY COURIER

===========

Exemption No. 82-5232


CITIC PACIFIC

Date : 22nd November, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.




05012808

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since October 17, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED



Alice Tso
Company Secretary



Encl.
AT/wy/LTR-2538

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since October 17, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : November 3, 2005
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding Discloseable Transaction – Acquisition and Capital Injection Agreement in respect of Shijiazhuang Steel Mill
   Date : November 15, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Amended Articles of Association of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : November 10, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st October, 2005

RECEIVED
2005 NOV 28 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 3rd November, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓3. Other classes of shares : please specify : shares

4. Warrants : please specify : ___

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ___)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,820,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,192,820,160	--	---

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	8,900,000	--	--	--	8,900,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,070,000	--	--	--	11,070,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____ 2.____ Subscription price: HK$ ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : ________________

Authorised Signatory:



Name : Alice Tso Mun Wai
Title : Company Secretary


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DISCLOSEABLE TRANSACTION
ACQUISITION AND CAPITAL INJECTION AGREEMENT IN RESPECT OF SHIJIAZHUANG STEEL MILL

The Directors announce that on 11 November 2005, CITIC Pacific entered into the Acquisition and Capital Injection Agreement with Hebei SASAC and Hebei Zhongfu whereby CITIC Pacific agreed to –

- acquire 80% of the existing registered capital of Shijiazhuang Steel Mill from Hebei SASAC for a consideration of RMB1,281,887,104.49 (approximately HK$1,230,611,620); and
- subscribe for new registered capital of Shijiazhuang Steel Mill in the amount of RMB196,406,087.92 (approximately HK$188,549,844).

Upon completion of the Acquisition and Capital Injection Agreement, CITIC Pacific will hold 65% of the enlarged registered capital of Shijiazhuang Steel Mill which will become a jointly controlled entity of CITIC Pacific.

As the applicable Percentage Ratios are more than 5% and less than 25%, the Acquisition and Capital Injection Agreement constitutes a discloseable transaction of CITIC Pacific and is subject to the announcement and reporting requirements of the Listing Rules.

A circular containing, among other things, further details of the Acquisition and Capital Injection Agreement will be despatched to the Shareholders as soon as practicable.

ACQUISITION AND CAPITAL INJECTION AGREEMENT

Date: 11 November 2005

Parties:

(1) CITIC Pacific, as purchaser of the Sale Interest and as subscriber of the registered capital of Shijiazhuang Steel Mill

(2) Hebei SASAC, as vendor of the Sale Interest and as subscriber of the registered capital of Shijiazhuang Steel Mill

(3) Hebei Zhongfu, as subscriber of the registered capital of Shijiazhuang Steel Mill

CITIC Pacific has nominated its wholly-owned subsidiary, Winchamp Enterprises Corp, to enter into the relevant joint venture contract and to execute the articles of association of Shijiazhuang Steel Mill.

Assets Involved

- 80% of the existing registered capital of Shijiazhuang Steel Mill (excluding the interest in a subsidiary operating a hospital) from Hebei SASAC for a consideration of RMB1,281,887,104.49 (approximately HK$1,230,611,620); and
- registered capital of Shijiazhuang Steel Mill for subscription by:

  (1) CITIC Pacific in the amount of RMB196,406,087.92 (approximately HK$188,549,844);

  (2) Hebei SASAC in the amount of RMB134,387,667.70 (approximately HK$129,012,161); and

  (3) Hebei Zhongfu in the amount of RMB341,144,582.87 (approximately HK$327,498,800).

At present, Shijiazhuang Steel Mill is owned by Hebei SASAC as to 100% of its registered capital. Upon completion of the Acquisition and Capital Injection Agreement, CITIC Pacific, Hebei SASAC and Hebei Zhongfu will respectively hold 65% (i.e. in the amount of RMB1,300 million (approximately HK$1,248 million)), 20% (i.e. in the amount of RMB400 million (approximately HK$384 million)) and 15% (i.e. in the amount of RMB300 million (approximately HK$288 million)) of the enlarged registered capital of Shijiazhuang Steel Mill.

Consideration for the Acquisition and Amount of Capital Injection

The purchase price payable by CITIC Pacific to Hebei SASAC for the acquisition of the Sale Interest is RMB1,281,887,104.49 (approximately HK$1,230,611,620) and the amount of Capital Injection payable by CITIC Pacific is RMB196,406,087.92 (approximately HK$188,549,844).

In August 2005, the Company submitted its tender proposal to Hebei SASAC regarding the acquisition of Shijiazhuang Steel Mill. As a condition to the tender process, on 9 August 2005 the Company paid a deposit equivalent to RMB500 million (approximately HK$480 million) to Hebei SASAC. The amount was kept in custody by Hebei Merger Centre (河北省產權交易中心). The said amount will be returned to the Company at the same time as the [illegible]

The board of directors of Shijiazhuang Steel Mill will, after completion of the Acquisition and Capital Injection Agreement, comprise seven directors, four of which shall be appointed by CITIC Pacific, two by Hebei SASAC and one by Hebei Zhongfu. The Chairman shall be nominated by CITIC Pacific.

For the year ended 31 December 2004, the unaudited net profits before and after taxation of Shijiazhuang Steel Mill (in accordance with generally accepted accounting principles in the PRC and excluding the subsidiary operating a hospital incorporated in the year 2004) were approximately RMB457 million (approximately HK$439 million) and RMB282 million (approximately HK$271 million) respectively. For the year ended 31 December 2003, the unaudited net profits before and after taxation of Shijiazhuang Steel Mill (in accordance with generally accepted accounting principles in the PRC) were approximately RMB305 million (approximately HK$293 million) and RMB212 million (approximately HK$204 million) respectively. As at 31 December 2004, the unaudited net asset value of Shijiazhuang Steel Mill (in accordance with generally accepted accounting principles in the PRC and excluding the interest in the subsidiary operating a hospital incorporated in the year 2004) was approximately RMB1,346 million (approximately HK$1,292 million).

The hospital subsidiary was owned by Shijiazhuang Steel Mill as to 88.9%. It does not form part of the core business of Shijiazhuang Steel Mill and will be disposed of by Shijiazhuang Steel Mill before completion. It has not been taken into account by the parties in arriving at the consideration for the Acquisition nor the Capital Injection.

REASONS AND BENEFIT FOR THE ACQUISITION AND CAPITAL INJECTION

The investment in Shijiazhuang Steel Mill through the Acquisition and Capital Injection provides an opportunity for the Group to further expand its special steel manufacturing business in the PRC by obtaining a majority stake in Shijiazhuang Steel Mill. Given this acquisition, the Group will have access to markets in East, Central and North China. Upon completion of the Acquisition and Capital Injection, CITIC Pacific will be entitled to appoint the majority of the board of directors of Shijiazhuang Steel Mill.

The Directors (including the independent non-executive directors) consider that the terms of the Acquisition and Capital Injection Agreement are normal commercial terms and are fair and reasonable and in the interests of CITIC Pacific and its shareholders as a whole.

INFORMATION RELATING TO THE PARTIES

The principal businesses of CITIC Pacific comprise the provision of basic infrastructure in Hong Kong and the PRC including power generation, communications, aviation and civil infrastructure and the manufacturing of special steel, distribution of motor vehicles and consumer products and property investment and development. Hebei SASAC is a governmental authority responsible for administration of state assets. Hebei Zhongfu is a company beneficially owned by various management members and employees of Shijiazhuang Steel Mill. CITIC Pacific confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Hebei Zhongfu, its ultimate beneficial owners and Hebei SASAC are third [illegible]

he purchase price and amount of Capital Injection payable by CITIC Pacific in respect of the Acquisition and the apital Injection respectively shall be made within one month after approval from the relevant governmental authorities or the Acquisition and Capital Injection Agreement having been obtained. It will be funded by the internal resources of ITIC Pacific.

he said purchase price of approximately RMB1,282 million (approximately HK$1,231 million) was determined after rm's length negotiation between CITIC Pacific and Hebei SASAC with reference to the appraised net asset value of hijiazhuang Steel Mill (excluding the interest in a subsidiary operating a hospital incorporated in the year 2004) as at 1 December 2004 of approximately RMB1,452 million (approximately HK$1,394 million) as stipulated in the appraisal eport prepared by China Consultants of Accounting and Financial Management Co., Ltd., a professional appraiser in he PRC which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, is a hird party independent of and not connected with CITIC Pacific or any of the directors, chief executive or substantial hareholders of CITIC Pacific or any of its subsidiaries or any of their respective associates.

Completion accounts will be prepared and audited (in accordance with generally accepted accounting principles in the PRC) with the view to ascertaining the net asset value of Shijiazhuang Steel Mill (excluding the interest in a subsidiary operating a hospital) as of the date of the completion. If the relevant net asset value at completion exceeds the corresponding net asset value as of 31 December 2004, such excess shall belong to Hebei SASAC and be payable by Shijiazhuang Steel Mill either (a) in cash within one week after the completion accounts are prepared and audited or (b) by Shijiazhuang Steel Mill issuing new registered capital to Hebei SASAC upon which CITIC Pacific and Hebei Zhongfu will subscribe for such amount of new equity in Shijiazhuang Steel Mill in order to maintain their respective 65% and 15% interest. If the relevant net asset value at completion is less than the corresponding net asset value as of 31 December 2004, Hebei SASAC shall indemnify Shijiazhuang Steel Mill on a dollar for dollar basis for such deficit.

Completion

Completion of the Acquisition and Capital Injection Agreement is conditional upon (a) all approvals from the relevant governmental authorities for the Acquisition and the Capital Injection having been obtained; (b) all the approvals, licences (including business licence) and registration from the relevant governmental authorities for the changes of the constitution of Shijiazhuang Steel Mill having been obtained.

Completion of the Acquisition and Capital Injection is expected to take place simultaneously. Shijiazhuang Steel Mill will be changed from a company wholly owned by the PRC government (i.e. state-owned) into a Sino-foreign equity joint venture company. After completion, decisions of Shijiazhuang Steel Mill must be approved by two thirds of all its directors, with some other corporate matters requiring unanimous approval by all the directors. As such, Shijiazhuang Steel Mill would be accounted for as a jointly controlled entity of CITIC Pacific in the financial statement upon completion. The results, assets and liabilities of Shijiazhuang Steel Mill will not be consolidated into CITIC Pacific's consolidated financial statements. Such accounting treatment is consistent with the accounting policy adopted by CITIC Pacific's audited annual accounts of 2004, and has been concurred by CITIC Pacific's auditors.

Hebei SASAC and Shijiazhuang Steel Mill are also negotiating with CITIC Pacific on an arrangement which is part and parcel to the Acquisition and the Capital Injection whereby prior to completion, CITIC Pacific may execute a guarantee in the amount of up to RMB400 million (approximately HK$384 million) to secure the banking facilities granted to Shijiazhuang Steel Mill or its subsidiary. Under such circumstances, Hebei Merger Centre will return the deposit equivalent to the guaranteed amount to the Company immediately before it executes the guarantee. The banking facilities are expected to be repaid once the proceeds for Capital Injection has been paid by shareholders to Shijiazhuang Steel Mill according to the Acquisition and Capital Injection Agreement. The guarantee will then be cancelled.

INFORMATION ON SHIJIAZHUANG STEEL MILL

Shijiazhuang Steel Mill was established on 22 May, 1997 in Shijiazhuang, Hebei Province, PRC. At present, it is wholly owned by the PRC government. Shijiazhuang Steel Mill has current annual production capacity of 2 million tonnes of special steel and is one of the leading special steel manufacturers in the PRC. Shijiazhuang Steel Mill principally operates through its 75.09% subsidiary Shijiazhuang Iron & Steel Holdings Ltd (石家莊鋼鐵股份有限公司) and engages in the production and sale of special steel and related products. Shijiazhuang Iron & Steel Holdings Ltd (石家莊鋼鐵股份有限公司) is the main operating arm of Shijiazhuang Steel Mill. In order to streamline the corporate structure, this company will be dissolved as soon as practicable after completion of the Acquisition and Capital Injection Agreement with all its assets and liabilities transferred to Shijiazhuang Steel Mill.

Forthwith upon signing the Acquisition and Capital Injection Agreement, Hebei SASAC with reference to the net asset value of Shijiazhuang Steel Mill, will capitalize certain reserves into registered capital and after capitalization, the registered capital of Shijiazhuang Steel Mill will be approximately RMB1,328 million (approximately HK$1,275 million) prior to completion of the Acquisition and Capital Injection Agreement. Upon completion of the Acquisition and Capital Injection Agreement, the total investment and registered capital of Shijiazhuang Steel Mill will be RMB4,000 million (approximately HK$3,840 million) and RMB2,000 million (approximately HK$1,920 million) respectively. The term of Shijiazhuang Steel Mill will be 50 years commencing from the date of obtaining the new business license, which may be extended if approved by the relevant PRC authorities.

respective associates.

GENERAL

As the applicable Percentage Ratios are more than 5% and less than 25%, the Acquisition and Capital Injection Agreement constitutes a discloseable transaction of CITIC Pacific and is subject to the announcement and reporting requirements of the Listing Rules.

A circular containing, among other things, further details of the Acquisition and the Capital Injection will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Acquisition"	the acquisition of Sale Interest by CITIC Pacific under the Acquisition and Capital Injection Agreement;
"Acquisition and Capital Injection Agreement"	the acquisition and capital injection agreement entered into between CITIC Pacific, Hebei SASAC and Hebei Zhongfu, the principal terms of which are set out above;
"associate(s)" or "connected person(s)"	have the meanings ascribed to them respectively under the Listing Rules;
"Capital Injection"	the injection as the additional capital of Shijiazhuang Steel Mill by CITIC Pacific in the amount of RMB196,406,087.92 (approximately HK$188,549,844), Hebei SASAC in the amount of RMB134,387,667.70 (approximately HK$129,012,161) and Hebei Zhongfu in the amount of RMB341,144,582.87 (approximately HK$327,498,800) under the Acquisition and Capital Injection Agreement;
"Company" or "CITIC Pacific"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Director(s)"	director(s) of CITIC Pacific;
"Hebei SASAC"	中國河北省人民政府國有資產監督管理委員會 (State-owned Assets Supervision and Administration Commission of the Government of Hebei Province, PRC);
"Hebei Zhongfu"	河北眾富投資有限責任公司 (Hebei Zhongfu Investment Limited), a company beneficially owned by various management members and employees of Shijiazhuang Steel Mill;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Percentage Ratios"	has the meaning set out in Rule 14.04(9) of the Listing Rules;
"PRC"	People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale Interest"	80% of the existing registered capital of Shijiazhuang Steel Mill;
"Shareholders"	holder of shares in CITIC Pacific;
"Shijiazhuang Steel Mill"	石家莊鋼鐵有限責任公司 (Shijiazhuang Iron & Steel Co., Ltd.), a company wholly owned by the PRC government which will become a Sino-foreign equity joint venture company upon the completion of the Acquisition and Capital Injection Agreement; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

(For reference only, the exchange rates used in this announcement are RMB1 = HK$0.96.)

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 15 November 2005

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien. The non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr André Desmarais). The independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的經修訂公司章程。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

大冶特殊钢股份有限公司章程

（2005年3月8日公司2005年第二次临时股东大会修订通过，报经商务部批准；
2005年6月8日公司2004年年度股东大会修订通过）

第一章　总则

第一条　为维护大冶特殊钢股份有限公司（以下简称“公司”）及其股东和债权人的合法权益的组织和行为，根据《中华人民共和国公司法》（以下简称《公司法》）和其他有关规定，制订本章程。

第二条　公司经湖北省经济体制改革委员会“鄂改［1993］178号”文件批准，以定向募集方式设立，在湖北省工商行政管理局注册登记，取得营业执照。

《公司法》实施后，公司依照《公司法》进行了规范，并依法履行了重新登记手续。

现公司系依照《公司法》、《关于设立外商投资股份有限公司若干问题的暂行规定》和

国家其他有关法律、行政法规设立的外商投资股份有限公司。

第三条　经中国证券监督管理委员会批准，公司于1997年3月14日首次向社会公众发行人民币普通股70,000,000股，全部为向境内投资人发行的以人民币认购的内资股，于1997年3月26日在深圳证券交易所上市。

第四条　公司注册名称；大冶特殊钢股份有限公司

英文全称；DAYE SPECIAL STEEL CO.，LTD.

第五条　公司住所；湖北省黄石市黄石大道316号

邮政编码；435001

第六条　公司注册资本为人民币449,408,480元。

第七条　公司为永久存续的股份有限公司。

第八条　董事长为公司的法定代表人。

第九条　公司全部资产分为等额股份，股东以其所持股份为限对公司承担责任，公司以其全部资产对公司的债务承担责任。

第十条　本公司章程自生效之日起，即成为规范公司的组织与行为、公司与股东、股东与股东之间权利义务关系的、具有法律约束力的文件。股东可以依据公司章程起诉公司；公司可以依据公司章程起诉股东、董事、独立董事、监事、总经理和其他高级管理人员；股东可以依据公司章程起诉股东；股东可以依据公司章程起诉公司的董事、监事、总经理和其他高级管理人员。

第十一条　本章程所称其他高级管理人员是指公司的副总经理、总工程师、董事会秘书、财务负责人。

第二章　经营宗旨和营业范围

第十二条　公司的经营宗旨；拓宽融资渠道，提高科技水平，充分发挥全体员工的主动性、积极性和创造性，发展特殊钢业务. 成为具有国际水平的特殊钢企业，并使全体股东获得良好的经济效益。

第十三条　经公司登记机关核准，公司经营范围是；钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

公司根据市场情况、业务发展需要和自身能力，经股东大会批准，并经公司登记机关核准，可以调整经营范围。

第三章　股份

第一节　股份发行

第十四条　公司的股份采取股票的形式。

第十五条　公司发行的所有股份均为普通股。

第十六条　公司股份的发行，实行公开、公平、公正的原则，同股同权、同股同利。

第十七条　公司发行的股票，以人民币标明面值。

第十八条　公司发行的全部股份，在中国证券登记结算有限责任公司深圳分公司集中托管。

第十九条　公司成立时经批准发行的普通股总数为275，300，000股，其中向发起人发行的股份数额为：大冶钢厂（现变更为冶钢集团有限公司，国家股）225，300，000股；东风汽车公司7，000，000股；襄阳轴承厂（现变更为襄阳汽车轴承股份有限公司）3，000，000股。发起人股份总数为235，300，000股，占公司成立时发行普通股总数的85．47%。

2004年12月20日，湖北新冶钢有限公司和中信泰富（中国）投资有限公司通过司法拍卖的方式分别合法受让发起人之一冶钢集团有限公司持有公司的48,000,000股股份以及126,618,480股股份，分别占公司总股本的10.68%和28.18%，受让完成后，该等股份的性质为社会法人股。

第二十条　公司的股本结构为：普通股449,408,480股，其中，发起人持有11,400,000股，其他内资股股东持有311,390,000股，外资法人股股东持有126,618,480股。

第二十一条 公司或公司的子公司（包括公司的附属企业）不以赠与、垫资、担保、补偿或贷款等形式，对购买或者拟购买公司股份的人提供任何资助。

第二节　股份增减和回购

第二十二条　公司根据经营和发展的需要，依照法律、法规的规定，经股东大会分别作出决议，可以采用下列方式增加资本：

（一）向社会公众发行股份；

（二）向现有股东配售股份；

（三）向现有股东派送红股；

（四）以公积金转增股本；

（五）法律、行政法规规定以及国务院证券主管部门批准的其他方式。

第二十三条　公司可以减少注册资本。公司减少注册资本，按照《公司法》以及其他有

关规定的程序，由公司股东大会决议通过，并授权董事会办理。

第二十四条　公司在下列情况下，经公司股东大会决议通过，并报国家有关主管机构批准后，可以购回本公司的股票。

（一）为减少公司资本而注销股份；

（二）与持有本公司股票的其他公司合并；

除上述情形外，公司不进行买卖本公司股票的活动。

第二十五条　公司购回股份，可以下列方式之一进行：

（一）向全体股东按照相同比例发出购回要约；

（二）通过公开交易方式购回；

（三）法律、行政法规规定和国务院证券主管部门批准的其他情形。

第二十六条　公司购回本公司股票后，自完成回购之日起十日内注销该部分股份，并向工商行政管理部门申请办理注册资本的变更登记。

第三节　股份转让

第二十七条　公司的股份可以依法转让。

第二十八条　公司不接受本公司的股票作为质押权的标的。

第二十九条　发起人持有的公司股份，自公司成立之日起三年以内不得转让。

董事、监事、总经理以及其他高级管理人员应当在其任职期间内，定期向公司申报其所持有的本公司股份；在其任职期间以及离职后六个月内不得转让其所持有的本公司的股份。

第三十条　持有公司百分之五以上有表决权的股份的股东，将其所持有的公司股票在买入之日起六个月以内卖出，或者在卖出六个月以内又买入的，由此获得的利润归公司所有。

前款规定适用于持有公司百分之五以上有表决权股份的法人股东的董事、监事、总经理和其他高级管理人员。

第四章　股东和股东大会

第一节　股东

第三十一条　公司股东为依法持有公司股份的人。

股东按其所持有股份的种类享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

第三十二条　股东名册是证明股东持有公司股份的充分证据。

第三十三条　公司依据证券登记机构提供的凭证建立股东名册。

公司与中国证券登记结算有限责任公司深圳分公司签定了股份保管协议，定期查询主要股东资料及主要股东的持股变更（包括股权的出质）情况，及时掌握公司的股权结构。

第三十四条　公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，由董事会决定某一日为股权登记日，股权登记日结束时的在册股东为公司股东。

第三十五条　公司股东享有下列权利：

（一）依照其所持有的股份份额获得股利和其他形式的利益分配；

（二）参加或者委派股东代理人参加股东会议；

（三）依照其所持有的股份份额行使表决权；

（四）对公司的经营行为进行监督，提出建议或者质询；

（五）依照法律、行政法规及本章程的规定转让、赠与或质押其所持有的股份；

（六）依照法律及本章程的规定获得有关信息，包括：

1、缴付成本费用后得到公司章程；

2、缴付合理费用后有权查阅和复印：

（1）本人持股资料；

（2）股东大会会议记录；

（3）己公告的中期报告、年度报告、季度报告；

（4）公司股本总额、股本结构。

（七）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；

（八）法律和行政法规所赋予的其他权利。

第三十六条　股东提出查阅前条所述有关信息或者索取资料的，应当向公司提供证明其持有公司股份的种类以及持股数量的书面文件，公司经核实股东身份后按照股东的要求予以提供。

第三十七条　股东大会、董事会的决议违反法律、行政法规，侵犯股东合法权益的，股东有权向人民法院提起要求停止该违法行为和侵害行为的诉讼。

第三十八条　公司股东承担下列义务：

（一）遵守公司章程；

（二）依其所认购的股份和入股方式缴纳股金；

（三）除法律、法规规定的情形外，不得退股；

（四）法律、行政法规规定应当承担的其他义务。

第三十九条　持有公司百分之五以上有表决权股份的股东，将其持有的股份进行质押

的，应当自该事实发生之日起三个工作日内，向公司作出书面报告。

第四十条　公司控股股东及实际控制人对公司和公司社会公众股股东负有诚信义务。控股股东应严格依法行使出资人的权利，控股股东不得利用关联交易、利润分配、资产重组、对外投资、资金占用、借款担保等方式损害公司和社会公众股股东的合法权益，不得利用其控股地位损害公司和社会公众股股东的利益。。

第四十一条　本章程所称"控股股东"是指具备下列条件之一的股东；

（一）此人单独或者与他人一致行动时，可以选出半数以上的董事；

（二）此人单独或者与他人一致行动时，可以行使公司百分之三十以上的表决权或者可控制公司百分之三十以上表决权的行使；

（三）此人单独或者与他人一致行动时，持有公司百分之三十以上的股份；

（四）此人单独或者与他人一致行动时，可以以其他方式在事实上控制公司。

本条所称"一致行动"是指两个或者两个以上的人以协议的方式（不论口头或者书面）达成一致，通过其中任何一人取得对公司的投票权，以达到或者巩固控制公司的目的的行为。

第二节　股东大会

第四十二条　股东大会是公司的权力机构，依法行使下列职权：

（一）决定公司经营方针和投资计划；

（二）选举和更换董事、独立董事，决定有关董事的报酬和独立董事的津贴事项；

（三）选举和更换由股东代表出任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；

（五）审议批准监事会的报告；

（六）审议批准公司的年度财务预算方案、决算方案；

（七）审议批准公司的利润分配方案和弥补亏损方案；

（八）对公司增加或者减少注册资本作出决议；

（九）对发行公司债券作出决议；

（十）对公司合并、分立、解散和清算等事项作出决议；

（十一）修改公司章程；

（十二）对公司聘用、解聘会计师事务所作出决议；

（十三）审议代表公司发行在外有表决权股份总额的百分之五以上的股东的提案；

（十四）审议法律、法规规定应当由股东大会决定的其他事项。

第四十三条　公司应制订股东大会议事规则，作为公司章程的附件，由董事会拟定，报

股东大会批准。

第四十四条　股东大会应当在《公司法》规定的范围内行使职权，不得干涉股东对自身权利的处分。公司应在股东大会合法、有效的前提下，通过各种方式和途径包括提供网络形式的投票平台等现代信息技术手段，扩大社会公众股股东参与股东大会的比例。

公司召开股东大会，同一股份只能选择现场投票、网络投票或符合规定的其他投票方式中的一种方式。公司股东大会实施网络投票，应按有关实施办法办理。

第四十五条　股东大会分为股东年会和临时股东大会。股东年会每年召开一次，并应于上一个会计年度完结之后的六个月之内举行。

公司在上述期限内因故不能按时召开股东大会的，应当报告深圳证券交易所，说明原因并公告。

第四十六条　有下列情形之一的，公司在事实发生之日起两个月以内召开临时股东大会：

（一）董事人数不足八人时；

（二）公司未弥补的亏损达股本总额的三分之一时；

（三）单独或者合并持有公司有表决权股份总数百分之十（不含投票代理权）以上的股东书面请求时；

（四）董事会认为必要时；

（五）二分之一以上独立董事提议时；

（六）监事会提议召开时。

第四十七条　临时股东大会只对通知中列明的事项作出决议。临时股东大会审议通知中列明的提案内容时，对涉及本章程第八十一条所列的提案内容不得进行变更；任何变更都应视为一个新的提案，不得在本次股东大会上进行表决。

第四十八条　股东大会会议由董事会依法召集，由董事长主持。董事长因故不能履行职务时，由董事长指定的其它董事主持；董事长不能出席会议，也未指定人选的，由董事会指定一名董事主持会议；董事会未指定会议主持人的，由出席会议的股东共同推举一名股东主持会议；如果因任何理由，股东无法主持会议，由出席会议的持有最多表决权股份的股东（或股东代理人）主持。

第四十九条　公司召开股东大会，董事会应当在会议召开三十日以前通知登记公司股东。公司在计算三十日的起始期限时，不包括会议召开当日。涉及公司章程第七十七条中特定事项时，公司发布股东大会通知后，应当在股权登记日后三日内再次公告股东大会通知。

第五十条　股东大会的通知包括以下内容：

（一）会议的日期、地点、召集人和会议期限；

（二）提交会议审议的事项；

（三）投票方式，除现场投票外，是否采取网络投票或符合规定的其他投票方式，及网络投票方式或符合规定的其他投票方式的时间、投票程序以及审议的事项；

（四）有权出席股东大会股东的股权登记日；

（五）投票代理委托书的送达时间和地点；

（六）会务常设联系人姓名、电话号码。

会议通知还应以明显的文字说明："全体股东均有权出席股东大会，并可以委托代理人出席会议和参加表决，该股东代理人不必是公司的股东。"

第五十一条　股东可以亲自出席股东大会，也可以委托代理人代为出席和表决。股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其正式委任的代理人签署。

董事会、独立董事和符合相关规定条件的股东可以向公司股东征集其在股东大会上的投票权。投票权征集应采取无偿的方式进行，并应向被征集人充分披露信息。

第五十二条　个人股东亲自出席会议的，应出示本人身份证和持股凭证；委托代理他人出席会议的，应出示本人身份证、代理委托书和持股凭证。

法人股东应由法定代表人或者法定代表人委托的代理人出席会议。法定代表人出席会议的，应出示本人身份证、能证明其具有法定代表人资格的有效证明和持股凭证；委托代理人出席会议的，代理人应出示本人身份证、法人股东单位的法定代表人依法出具的书面委托书和持股凭证。

第五十三条　股东出具的委托他人出席股东大会的授权委托书应当载明下列内容：

（一）代理人的姓名；

（二）是否具有表决权；

（三）分别对列入股东大会议程的每一审议事项投赞成、反对或弃权票的指示；

（四）对可能纳入股东大会议程的临时提案是否有表决权，如果有表决权应行使何种表决权的具体指示；

（五）委托书签发日期和有效期限；

（六）委托人签名（或盖章）。委托人为法人股东的，应加盖法人单位印章。

委托书应当注明如果股东不作具体指示，股东代理人是否可以按自己的意愿表决。

第五十四条　投票代理委托书至少应当在有关会议召开前二十四小时备置于公司住所，或者召集会议的通知中指定的其他地方。委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，和投票代理委托书均需备置于公司住所或者召集会议的通知中指定的其他地方。

委托人为法人的，由其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东大会。

第五十五条　出席会议人员的签名册由公司负责制作。签名册载明参加会议人员姓名（或单位名称）、身份证号码、住所地址、持有或者代表有表决权的股份数额、被代理人姓名（或单位名称）等事项。

第五十六条　单独或者合并持有公司有表决权股份总数百分之十（不含投票代理权）以上的股东（下称："提议股东"）或者独立董事或者监事会提议董事会召开临时股东大会时，应书面向董事会提出会议议题和内容完整的提案。书面提案应当报中国证监会湖北监管局和深圳证券交易所备案。提议股东或者独立董事或者监事会应当保证提案内容符合法律、法规和公司章程的规定。董事会在收到独立董事、监事会的书面提议后应当在十五日内发出召开股东大会的通知，召开程序应当符合法律法规及本章程的规定。

第五十七条　对于提议股东要求召开临时股东大会的书面提案，董事会应当依据法律法规和《公司章程》决定是否召开股东大会。董事会应当在收到书面提议后十五日内反馈给提议股东并报告中国证监会湖北监管局和深圳证券交易所。董事会作出同意召开临时股东大会决定的，应当发出召开股东大会的通知，通知中对原提案的变更应当征得提议股东的同意。通知发出后，董事会不得再提出新的提案，未征得提议股东的同意也不得再对股东大会召开的时间进行变更或推迟。

第五十八条　董事会认为提议股东的提案违反法律、法规和《公司章程》的规定，应当作出不同意召开股东大会的决定，并将反馈意见通知提议股东。提议股东可在收到通知之日起十五日内决定放弃召开临时股东大会，或者自行发出召开临时股东大会的通知。提议股东决定放弃或发出自行召开临时股东大会的通知，应当书面通知董事会，并报告中国证监会湖北监管局和深圳证券交易所备案。

第五十九条　提议股东决定自行召开临时股东大会的，提案内容不得增加新的内容，否则提议股东应按上述程序重新向董事会提出召开股东大会的请求，会议地点应当为公司所在地。

第六十条　对于提议股东决定自行召开的临时股东大会，董事会及董事会秘书应切实履行职责。董事会应当保证会议的正常秩序，会议费用的合理开支由公司承担。会议由董事会负责召集，董事会秘书必须出席会议，董事、监事应当出席会议；董事长负责主持会议，董事长因特殊原因不能履行职务时，由其他董事主持；董事会应当聘请有证券从业资格的律师出具法律意见。召开程序应当符合法律法规及本章程的规定。

第六十一条　董事会未能指定董事主持股东大会的，提议股东在报经中国证监会湖北监

管局备案后会议由提议股东主持；提议股东应当聘请有证券从业资格的律师，按照本章程第九十五条的规定出具法律意见，律师费用由提议股东自行承担；董事会秘书应切实履行职责，其余召开程序应当符合法律法规及《公司章程》的规定。

第六十二条　董事会发布召开股东大会的通知后，股东大会不得无故延期，公司因特殊原因必须延期召开股东大会的，应在原定股东大会召开前至少五个工作日发布延期通知，董事会在延期召开通知中应说明原因，并公布延期后的召开日期。

公司延期召开股东大会的，不得变更原通知规定的有权出席股东大会股东的股权登记日。

第六十三条　董事会人数不足八人，或者公司未弥补亏损额达到股本总额的二分之一，董事会未在规定期限内召集临时股东大会的，监事会或者股东可以按照本章程第五十六条、五十七条、五十八条、五十九条、六十条、六十一条规定的程序自行召集临时股东大会。

第三节　股东大会提案

第六十四条　股东大会的提案是针对应当由股东大会讨论的事项所提出的具体议案。股东大会讨论和决定的事项应当依据《公司法》和《公司章程》的规定确定。年度股东大会可以讨论《公司章程》规定的任何事项。 临时股东大会对通知中列明的事项作出决议。

第六十五条　股东大会提案应当符合下列条件：

（一）内容与法律、法规和本章程的规定不相抵触，并且属于公司经营范围和股东大会职责范围；

（二）有明确议题和具体决议事项；

（三）以书面形式提交或送达董事会。

第六十六条　年度股东大会，单独或者合并持有公司有表决权股份总数百分之五以上的股东或者监事会可以提出临时提案。

临时提案如果属于董事会会议通知中未列出的新事项，同时属于本章程第八十一条所列事项的，提案人应当在股东大会召开前十天将提案递交董事会并由董事会审核后以公告形式通知股东。

第一大股东提出新的分配方案时，应当在年度股东大会召开的前十天提交董事会并由董事会以公告形式通知股东，不足十天的，第一大股东不得在本次年度股东大会提出新的分配方案。

除此以外的提案，提案人可以提前将提案递交董事会，并由董事会公告，也可以直接在年度股东大会上提出。但年度股东大会采用网络投票方式的，提案人提出的临时提案应当至少提前十天由董事会公告。提案人在会议现场提出的临时提案或其他未经公告的临时提案，均不得列入股东大会表决事项。

第六十七条 对于年度股东大会临时提案，董事会应按以下原则进行审核：

（一）关联性 董事会对股东提案进行审核，对于股东提案涉及事项与公司有直接关系，并且不超出法律法规和《公司章程》规定的股东大会职权范围的，应提交股东大会讨论。对于不符合上述要求的，不提交股东大会讨论。如果董事会决定不将提案提交股东大会表决，应当在该次股东大会上进行解释和说明。

（二）程序性 董事会可以对股东提案涉及程序性问题做出决定。如将提案进行分拆或合并表决需征得原提案人同意。原提案人不同意变更的，股东大会会议主持人可以就程序性问题提请股东大会做出决定，并按照股东大会决定的程序进行讨论。

第六十八条 年度股东大会上，董事会应当就前次年度股东大会以来股东大会决议中应由董事会办理的各事项的执行情况向股东大会作出报告。

第六十九条 年度股东大会上，监事会应当宣读有关公司过去一年的监督专项报告，内容包括：

（一）公司财务的检查情况；

（二）董事、高层管理人员执行公司职务时的尽职情况及对有关法律、法规、《公司章程》及股东大会决议的执行情况；

（三）监事会认为应当向股东大会报告的其他重大事件。

监事会认为必要时，还可以对股东大会审议的提案出具意见，并提交独立报告。

第七十条 提出涉及投资、财产处置和收购兼并等提案的，应当充分说明该事项的详情，包括：涉及金额、价格（或计价方法）、资产的账面值、对公司的影响、审批情况等。如果按照有关规定需进行资产评估、审计或出具独立财务顾问报告的，董事会应当在股东大会召开前至少五个工作日公布资产评估情况、审计结果或者独立财务顾问报告。

第七十一条 董事会提出改变募股资金用途提案的，应在召开股东大会的通知中说明改变募股资金用途的原因、新项目的概况及对公司未来的影响。

第七十二条 涉及公开发行股票等需要报送中国证监会核准的事项，应当作为专项提案提出。

第七十三条 注册会计师对公司财务报告出具解释性说明、保留意见、无法表示意见或否定意见的审计报告的，公司董事会应当将导致会计师出具上述意见的有关事项及对公司财

务状况和经营状况的影响向股东大会作出说明。如果该事项对当期利润有直接影响，公司董事会应当依据孰低原则确定利润分配预案或者公积金转赠股本预案。

第七十四条　董事会审议通过年度报告后，应当对利润分配方案作出决议，并作为年度股东大会的提案。公司应实施积极的利润分配办法，重视对投资者的合理投资回报。公司董事会未做出现金利润分配预案的，应当在定期报告中披露原因，独立董事应当对此发表独立意见。公司最近三年未进行现金利润分配的，不得向社会公众增发新股、发行可转换公司债券或向原有股东配售股份。股东违规占用公司资金，公司应当扣减该股东所分配的现金红利，以偿还其占用的资金。董事会在提出资本公积转增股本方案时，需详细说明转增原因，并在公告中披露。董事会在公告股份派送或资本公积转增方案时，应披露送转前后对比的每股收益和每股净资产，以及对公司今后发展的影响。

第七十五条　利润分配方案、公积金转增股本方案经公司股东大会批准后，公司董事会应当在股东大会召开后两个月内完成股利（或股份）的派发（或转增）事项。

第四节　股东大会决议

第七十六条　公司股东（包括股东代理人）以其所代表的有表决权的股份数额行使表决权，每一股份享有一票表决权。

第七十七条　股东大会决议分为普通决议和特别决议。

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。

股东大会对下列特定事项作出决议，须经公司股东大会表决通过，并经参加表决的社会公众股股东所持表决权的半数以上通过，方可实施或提出申请：

（一）公司向社会公众股增发新股（含发行境外上市外资股或其他股份性质的权证）、发行可转换公司债券、向原有股东配售股份（但具有实际控制权的股东在会议召开前承诺全额现金认购的除外）；

（二）公司重大资产重组，购买的资产总价较所购买资产经审计的帐面净值溢价达到或超过 20%以上的；

（三）股东以其持有的公司股权偿还其所欠该公司的债务；

（四）对公司有重大影响的附属企业到境外上市；

（五）在公司发展中对社会公众股股东利益有重大影响的相关事项。

公司召开股东大会审议上述所列事项的，应当向股东提供网络形式的投票平台。

第七十八条　下列事项由股东大会以普通决议通过：

（一）董事会和监事会的工作报告；

（二）董事会拟定的利润分配方案和弥补亏损方案；

（三）董事会和监事会成员的任免及其报酬和支付方法；

（四）公司年度预算方案、决算方案；

（五）公司年度报告；

（六）除法律、行政法规规定应当以特别决议通过以外的其他事项。

第七十九条　下列事项由股东大会以特别决议通过：

（一）公司增加或者减少注册资本；

（二）发行公司债券；

（三）公司的分立、合并、解散和清算；

（四）公司章程的修改；

（五）回购本公司股票；

（六）股东大会以普通决议认定会对公司产生重大影响的、需要以特别决议通过的其他事项。

第八十条　非经股东大会以特别决议批准，公司不得与董事、总经理和其它高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。

第八十一条　年度股东大会和应股东代表或独立董事或监事会的要求召开的股东大会不得采用通讯表决方式；临时股东大会在审议下列事项时，不得采取通讯表决方式：

(一)公司增加或者减少注册资本；

(二)发行公司债券；

(三)公司的分立、合并、解散和清算；

(四)《公司章程》的修改；

(五)利润分配方案和弥补亏损方案；

(六)董事会和监事会成员的任免；

(七)变更募股资金投向；

(八)需股东大会审议的关联交易；

(九)需股东大会审议的收购或出售资产事项；

(十)变更会计师事务所；

(十一)《公司章程》规定的不得通讯表决的其他事项。

第八十二条　董事、监事候选人名单以提案的方式提请股东大会决议。

董事、监事提名的方式和程序为：（一）在章程规定的人数范围内，按照拟选任的人数，由前届董事会、监事会分别提出选任董事、股东代表出任的监事的建议名单，分别经董事会、监事会通过决议后形成董事候选人、股东代表出任的监事候选人名单，提交股东大会选举；（二）持有或者合并持有公司发行在外有表决权股份总数的百分之五以上的股东，有权向公司提出董事候选人和由股东代表出任的监事候选人，但提名的人数必须符合章程的规定。（三）董事会、监事会、单独或者合并持有公司已发行股份百分之一以上的股东可以提出独立董事候选人。独立董事的提名人在提名前应当征得被提名人的同意，提名人应该充分了解被提名人的职业、学历、职称、详细工作经历、全部的兼职等情况，并对其担任独立董事的资格与独立性发表意见，被提名人应就其本人与公司之间不存在任何影响其独立客观判断的关系发表公开声明。公司董事会应当向股东提出候选董事、监事的简历和基本情况。在股东大会召开前披露董事、监事候选人的详细资料和有关内容，保证股东在投票时对候选人有足够的了解。

第八十三条　董事候选人应在股东大会召开之前作出书面承诺，同意接受提名，承诺公开披露的董事候选人达到资料真实、完整并保证当选后切实履行职责。

第八十四条　股东大会采取记名方式投票表决，股东大会所有列入议事日程的提案应当进行逐项表决，不得以任何理由搁置或不予表决。年度股东大会对同一事项有不同提案的，应以提案提出的时间顺序进行表决，对事项作出决议。

股东大会审议董事、监事选举的提案，应当对每一个董事、监事候选人逐个进行表决、改选董事、监事提案获得通过的，新任董事、监事在会议结束之后就立即到任。

第八十五条　股东或其委托代理人通过股东大会网络投票系统行使表决权的表决票数，应当与现场投票的表决票数以及符合规定的其他投票方式的表决票数一起，计入股东大会的表决权总数。投票表决结束后，公司应当对每项议案合并统计现场投票、网络投票以及符合规定的其他投票方式的投票表决结果；须同时征得社会公众股股东单独表决通过的，还应单独统计社会公众股股东的表决权总数和表决结果。每一审议事项的表决投票，应当至少有两名股东代表和一名监事参加清点，并由清点人代表当场公布表决结果。

第八十六条　会议主持人根据表决结果决定股东大会的决议是否通过，并应当在会上宣布表决结果。决议的表决结果载入会议记录。

第八十七条　会议主持人如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点票；如果会议主持人未进行点票，出席会议的股东或者股东代理人对会议主持人宣布结果有异议的，有权在宣布表决结果后立即要求点票，会议主持人应当即时点票。

第八十八条　股东大会就关联交易事项进行表决时，涉及关联交易的各股东，应当回避

表决，其所持表决权不应计入出席股东大会有表决权的股份总数。

第八十九条　股东对议题提出质询，由主持人作出回答或指示有关负责人作出回答。有下列情况之一的，主持人可以拒绝回答质询，但应当向质询者说明理由：

（一）质询与议题无关；

（二）质询事项有待调查；

（三）回答质询将泄漏公司商业秘密或明显损害公司或股东的共同利益；

（四）其他重要事由。

第九十条 公司董事会应当保证股东大会在合理的工作时间内连续进行，直至形成最终决议，因不可抗力或其他异常原因导致股东大会不能正常召开或未能做出任何决定的，公司董事会应向深圳证券交易所说明原因并公告，公司董事会有义务采取必要措施尽快恢复召开股东大会。

第九十一条　会议提案未获得通过，或者本次股东大会变更前次股东大会决议的，董事会应当在股东大会决议公告中做出说明。

第九十二条　股东大会应有会议记录。会议记录记载以下内容：

（一）出席股东大会的有表决权的股份数，占公司总股份的比例；

（二）召开会议的日期、地点；

（三）会议主持人姓名、会议议程；

（四）各发言人对每个审议事项的发言要点

（五）每一表决事项的表决结果；

（六）股东的质询意见、建议及董事会、监事会的答复或说明等内容；

（七）股东大会认为应当载入会议记录的其他内容。

第九十三条　股东大会记录由出席会议的董事和记录员签名，并作为公司档案由董事会秘书永久保存。

第九十四条　公司董事会应当聘请有证券从业资格的律师出席股东大会，对以下问题出具意见并公告：

(一)股东大会的召集、召开程序是否符合法律法规的规定，是否符合《公司章程》；

(二)验证出席会议人员资格的合法有效性；

(三)验证年度股东大会提出新提案的股东的资格；

(四)股东大会的表决程序是否合法有效；

(五)应公司要求对其他问题出具的法律意见。

第九十五条　股东大会决议公告应当包括以下内容：

（一）会议召开的时间、地点、方式、召集人和主持人，以及是否符合有关法律、法规、规章和公司章程的说明；

（二）出席会议的股东（代理人）人数、所持（代理人）股份数及占公司有表决权总股份的比例，以及流通股股东和非流通股股东分别出席会议情况；

（三）每项提案的表决方式；

（四）每项提案的表决结果，以及流通股股东和非流通股股东分别对每项提案同意、反对、弃权的股份数。对股东提案作出决议的，应当列明提案股东的名称或姓名、持股比例和提案内容；涉及关联交易事项的，应当说明关联股东回避表决情况；对于需要流通股股东单独表决的提案，应当说明参加表决的流通股股东人数、所持股份总数、占公司流通股股份的比例和表决结果、并披露参加表决的前十大流通股股东的持股和表决情况；提案未获通过的，或本次股东大会变更前次股东大会决议，应当在股东大会决议公告中作出说明；发行境内上市外资股的公司，还应当说明股东大会通知情况、内资股股东和外资股股东分别出席会议及表决情况。

（五）法律意见书的结论性意见。若会议出现增加、否决或变更提案的，应当披露法律意见书全文。

第五章　董事会

第一节　董事

第九十六条　公司董事为自然人。董事无需持有公司股份。公司董事包括独立董事。

第九十七条　有下列情形之一的，不能担任公司董事：

（一）无民事行为能力或者限制民事行为能力；

（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任因经营不善破产清算的公司、企业的董事或者厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照的公司、企业法定代表人，并负有个人责任的，自该公司、企业被吊销执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

（六）国家公务员；

（七）被中国证监会确定为市场禁入者，并且禁入尚未解除的人员。

公司违反本条规定选举董事，该选举无效。

第九十八条　董事由股东大会选举或更换，任期三年。股东大会选举董事时，实行累积投票制度。具体方法是：股东在选举投票时，可投票数等于该股东所持有的股份数额乘以待选董事人数，股东可以将其总票数集中投给一个或几个候选人，按得票多少依次决定董事的当选。董事任期从股东大会决议通过之日起计算，到本届董事会届满时为止。董事任期届满，可连选连任。

除出现《公司法》中规定的情形之外，董事任期届满前不得无故被免职。

第九十九条　董事应当遵守法律、法规和本章程的规定，忠实履行职责，维护公司利益。当其自身的利益与公司和股东的利益相冲突时，应当以公司和股东的最大化利益为行为准则，并保证：

（一）在职责范围内行使权利，不得越权；

（二）除经股东大会在知情的情况下批准，不得同本公司订立合同或者进行交易；

（三）不得利用内幕信息为自己或他人谋取利益；

（四）不得自营或者为他人经营与公司同类的营业或者从事损害本公司利益的活动；

（五）不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产；

（六）不得挪用资金或者将公司资金借贷给他人；

（七）不得利用职务便利为自己或他人侵占或者接受应属于公司的商业机会；

（八）未经股东大会在知情的情况下批准，不得接受与公司交易有关的佣金；

（九）不得将公司资产以其个人名义或者以其他个人名义开立帐户储存；

（十）不得以公司资产为本公司的股东或者其他个人债务提供担保；

（十一）未经股东大会在知情的情况下同意，不得泄露在任职期间所获得的涉及本公司的机密信息；但在下列情形下，可以向法院或者其他政府主管机关披露该信息：

1、法律有规定；

2、公众利益有要求；

3、该董事本身的合法利益有要求。

第一百条　董事应当谨慎、认真、勤勉地行使公司所赋予的权利，以保证：

（一）公司的商业行为符合国家的法律、行政法规以及国家各项经济政策的要求，商业活动不超越营业执照规定的业务范围；

（二）公平对待所有股东；

（三）认真阅读公司的各项商务、财务报告，及时了解公司业务经营管理状况；

（四）亲自行使被合法赋予的公司管理处置权，不得受他人操纵；非经法律、行政法规允许或者得到股东大会在知情的情况下批准，不得将其处置权转授他人行使；

（五）接受监事会对其履行职责的合法监督和合理建议。

第一百零一条　未经公司董事会的合法授权，任何董事不得以个人名义代表公司或者董事会行事。董事以其个人名义行事时，在第三方会合理地认为该董事在代表公司或者董事会行事地情况下，该董事应当事先声明其立场和身份。

第一百零二条　董事个人或者其所任职的其他企业直接或者间接与公司已有或者计划中的合同、交易、安排有关联关系时（聘任合同除外），不论有关事项在一般情况下是否需要董事会批准同意，均应当尽快向董事会披露其关联关系的性质和程度。董事会应尽快就该事项作出是否批准的表决，表决前，有关联关系的董事可作口头或书面的陈述，但在表决时该董事应暂时离开会场，董事会在不将其计入法定人数的情况下投票表决。

除非有关联关系的董事按照本条前款的要求向董事会作了披露，并且董事会在不将其计入法定人数，该董事亦未参加表决的会议上批准了该事项，公司有权撤销该合同、交易或者安排，但在对方是善意第三人的情况下除外。

第一百零三条　如果公司董事在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、交易、安排与其有利益关系，则在通知阐明的范围内，有关董事视为做了本章前条款所规定的披露。

第一百零四条　董事连续二次未能亲自出席，也不委托其他董事出席董事会会议，视为不能履行职责，董事会应当建议股东大会予以撤换。

第一百零五条　董事可以在任期届满以前提出辞职。董事辞职应当向董事会提交书面辞职报告。

第一百零六条　如因董事的辞职导致公司董事会低于法定最低人数时，该董事的辞职报告应当在下任董事填补因其辞职产生的缺额后方能生效。

余任董事会应当尽快召集临时股东大会，选举董事填补因董事辞职产生的空缺。在股东大会未就董事选举作出决议以前，该提出辞职的董事以及余任董事会的职权应当受到合理的限制。

第一百零七条　董事提出辞职或者任期届满，其对公司和股东负有的义务在其辞职报告尚未生效或者生效后的合理期间内，以及任期结束后的合理期间内并不当然解除，其对公司商业秘密保密的义务在其任职结束后仍然有效，直至该秘密成为公开信息。其他义务的持续期间应当根据公平的原则决定，视事件发生与离任之间时间的长短，以及与公司的关系在何种情况和条件下结束。

第一百零八条　任职尚未结束的董事，对因其擅自离职使公司造成的损失，应当承担赔偿责任。

第一百零九条　公司不以任何形式为董事纳税。

第一百一十条　本节有关董事义务的规定，适用于公司监事、总经理和其他高级管理人员。

第二节　独立董事

第一百一十一条　公司董事会成员中应当有三分之一以上独立董事，其中至少有一名会计专业人士。独立董事应当忠实履行职务，维护公司利益，尤其要关注社会公众股股东的合法权益不受损害。

独立董事应当独立履行职责，不受公司主要股东、实际控制人或者与公司及其主要股东、实际控制人存在利害关系的单位或个人的影响。

第一百一十二条　独立董事应当符合下列条件：（一）根据法律、法规及其他有关规定，具备担任上市公司董事的资格；（二）具有中国证监会颁发的《关于在上市公司建立独立董事制度的指导意见》所要求的独立性；（三）具备上市公司运作的基本知识，熟悉相关法律、行政法规、规章及规则；（四）有五年以上法律、经济或者其他履行独立董事职责所必须的工作经验；（五）公司章程规定的其他条件。下列人员不得担任独立董事：（一）在公司或者附属企业任职的人员及其直系亲属、主要社会关系；（二）直接或间接持有公司已发行股份百分之一以上或者是公司前十名股东中的自然人股东及其直系亲属；（三）在直接或间接持有公司已发行股份百分之五以上的股东单位或者在公司前五名股东单位任职的人员及其直系亲属；（四）最近一年内曾经具有前三项所列举情形的人员；（五）为公司或者其公司附属企业提供财务、法律、咨询等服务的人员；（六）公司章程规定的其他人员；（七）中国证监会认定的其他人员。

第一百一十三条　公司董事会、监事会、单独或者合并持有公司已发行股份 1%以上的股东可以提出独立董事候选人，并经股东大会选举决定。

第一百一十四条　公司重大关联交易、聘用或解聘会计师事务所，应由二分之一以上独立董事同意后，方可提交董事会讨论。独立董事向董事会提请召开临时股东大会、提议召开董事会会议和在股东大会召开前公开向股东征集投票权，应由二分之一以上独立董事同意。经全体独立董事同意，独立董事可独立聘请外部审计机构和咨询机构，对公司的具体事项进行审计和咨询，相关费用由公司承担。

独立董事还应对以下事项向董事会、股东大会发表独立意见：（一）提名、任免董事；（二）聘任或解聘高级管理人员；（三）公司董事、高级管理人员的薪酬；（四）公司的股东、实际控制人及其关联企业对公司现有或新发生的总额高于 300 万元或高于公司最近经审计

净资产值的5%的借款或其他资金往来，以及公司是否采取有效措施收回欠款；（五）公司年度报告中对公司累计和当期对外担保情况；（六）公司董事会未做出年度现金利润分配预案；（七）独立董事认为可能损害中小股东权益的事项。

第一百一十五条　独立董事应当按时出席董事会会议，了解公司的生产经营和运作情况，主动调查、获取做出决策所需要的情况和资料。独立董事应当向公司年度股东大会提交全体独立董事年度报告书，对其履行职责的情况进行说明。

第一百一十六条　公司应当建立独立董事工作制度，董事会秘书应当积极配合独立董事履行职责。公司应保证独立董事享有与其他董事同等的知情权，及时向独立董事提供相关材料和信息，定期通报公司运营情况，必要时可组织独立董事实地考察。

第一百一十七条　独立董事每届任期与公司其他董事相同，任期届满，可连选连任，但是连任时间不得超过六年。独立董事任期届满前，无正当理由不得被免职。提前免职的，公司应将其作为特别披露事项予以披露。

第一百一十八条　独立董事在任期届满前可以提出辞职。独立董事辞职应当向董事会提交书面辞职报告，对任何与其辞职有关或其认为有必要引起公司股东和债权人注意的情况进行说明。

独立董事辞职导致独立董事成员或董事会成员低于法定或公司章程规定最低人数的，在改选的独立董事就任前，独立董事仍应当按照法律、行政法规及本章程的规定，履行职务。董事会应当在两个月内召开股东大会改选独立董事，逾期不召开股东大会的，独立董事可以不再履行职务。

第三节　董事会

第一百一十九条　公司设董事会，对股东大会负责。

第一百二十条　董事会由十一名董事组成，设董事长一人。

第一百二十一条　董事会行使下列职权：

（一）负责召集股东大会，并向大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案

（五）制订公司的利润分配方案和弥补亏损方案：

（六）制订公司增加或者减少注册资本、发行债券或其他证券及上市方案；

（七）拟订公司重大收购、回购本公司股票或者合并、分立和解散方案；

（八）在股东大会授权范围内，决定公司的风险投资、资产抵押及其他担保事项；

（九）决定公司内部管理机构的设置；

（十）聘任或者解聘公司总经理、董事会秘书；根据总经理的提名，聘任或者解聘公司副总经理、财务负责人等高级管理人员，并决定其报酬事项和奖惩事项；

（十一）制订公司的基本管理制度；

（十二）制订公司章程的修改方案；

（十三）管理公司信息披露事项；

（十四）向股东大会提请聘请或更换为公司审计的会计师事务所；

（十五）听取公司总经理的工作汇报并检查总经理的工作；

（十六）法律、法规以及股东大会授予的其他职权.

第一百二十二条　公司制定董事会议事规则，作为公司章程的附件，由董事会拟定，报股东大会批准，以确保董事会的工作效率和科学决策。

第一百二十三条　公司董事会按照股东大会决议设立战略、审计、提名、薪酬与考核等专门委员会。专门委员会成员全部由董事组成，其中审计委员会、提名委员会、薪酬与考核委员会中独立董事应占多数并担任召集人，审计委员会中至少有一名独立董事是会计专业人士。

第一百二十四条　在符合公司和股东的整体利益的前提下，董事会有权确定公司经营范围内的投资，但投资运用资金比例超过公司总资产的百分之二十的，应经过公司股东大会批准；董事会应当就重大投资项目组织有关专家、专业人员进行评审，出具可行性报告，并报股东大会批准。

第一百二十五条　公司严格控制对外担保风险，不得为控股股东及本公司持股 50%以下的其他关联方、任何非法人单位或个人提供担保；不得直接或间接为资产负债率超过 70%的被担保对象提供债务担保。”

第一百二十六条　公司对外担保必须经公司董事会全体成员三分之二以上同意，公司董事会批准对外担保的额度权限为单笔担保金额不超过最近一期经审计的公司净资产的 10%，超过此限额必须报经公司股东大会批准。

公司累计对外担保总额不得超过本公司上年度经审计的净资产的 50%；为同一对象的担保金额总额不得超过被担保对象的净资产的 50%。

第一百二十七条　公司对外担保必须要求对方提供反担保，且反担保的提供方式应具有实际承担能力。

第一百二十八条　公司积极建立健全投资者关系管理工作制度，通过多种形式主动加强

与股东特别是社会公众股股东的沟通和交流。公司董事会秘书具体负责公司投资者关系管理工作。

第一百二十九条　董事长由公司董事担任，以全体董事过半数选举产生和罢免。

第一百三十条　董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）督促、检查董事会决议的执行；

（三）签署公司股票、公司债券及其他有价证券；

（四）签署董事会重要文件和其他应由公司法定代表人签署的其他文件；

（五）行使法定代表人的职权；

（六）在发生特大自然灾害等不可抗力的紧急情况下，对公司事务行使符合法律规定和公司利益的特别处置权，并在事后向公司董事会和股东大会报告；

（七）董事会授予的其他职权。

第一百三十一条　董事长不能履行职权时，董事长应当书面指定一名董事代行其职权。

第一百三十二条：董事会每年至少召开四次会议，由董事长召集，于会议召开十日以前书面通知全体董事。

第一百三十三条　有下列情形之一的，董事长应在十五个工作日内召集临时董事会会议：

（一）董事长认为必要时；

（二）三分之一以上董事联名提议时；

（三）二分之一以上独立董事联名提议时；

（四）监事会提议时；

（五）总经理提议时。

第一百三十四条：董事会召开临时董事会会议应提前一天以传真、电报、邮件等方式通知全体董事。

如有本章第一百三十三条第（二）、（三）、（四）、（五）规定的情形，董事长不能履行职责时，应当指定一名董事代其召集临时董事会会议；董事长无故不履行职责，亦未指定具体人员代其行使职责的，可由二分之一以上的董事共同推举一名董事负责召集会议。

第一百三十五条　董事会会议通知包括以下内容：

（一）会议日期和地点；

（二）会议期限；

（三）事由及议题；

（四）发出通知的日期。

第一百三十六条 董事会会议应当由二分之一以上的董事出席方可举行．每一董事享有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

第一百三十七条 董事会临时会议在保障董事充分表达意见的前提下，可以用传真方式进行并作出决议，并由参会董事签字。

第一百三十八条 董事会会议应当由董事本人出席，董事因故不能出席的，可以书面委托其他董事代为出席。

委托书应当载明代理人的姓名，代理事项、权限和有效期限，并由委托人签名或盖章。代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席董事会会议，亦未委托代表出席的，视为放弃在该次会议上的投票权。

第一百三十九条 董事会决议表决方式实行一事一议制，对每一议案分别审议，分别表决。每名董事有一票表决权。

第一百四十条 董事会会议应当有记录，出席会议的董事和记录人，应当在会议记录上签名。出席会议的董事有权要求在记录上对其在会议上的发言作出说明性记载。董事会会议记录作为公司档案由董事会秘书永久保存。

第一百四十一条 董事会会议记录包括以下内容：

（一）会议召开的日期、地点和召集人姓名；

（二）出席董事的姓名以及受他人委托出席董事会的董事（代理人）姓名；

（三）会议议程；

（四）董事发言要点；

（五）每一决议事项的表决方式和结果（表决结果应载明赞成、反对或弃权的票数）。

第一百四十二条 董事应当在董事会决议上签字并对董事会的决议承担责任。董事会决议违反法律、法规或者本章程，致使公司遭受损失的，参与决议的董事对公司负赔偿责任。但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第四节 董事会秘书

第一百四十三条 董事会设董事会秘书，作为公司与证券交易所之间的指定联络人。董事会秘书是公司高级管理人员，对公司和董事会负责。

第一百四十四条 董事会秘书应当具备履行职责所必需的财务、管理、法律专业知识，具备良好的职业道德和个人品德，并取得本所颁发的董事会秘书资格证书。有下列情形之一的人士不得担任公司董事会秘书：

（一）有《公司法》第五十七条规定情形之一的；

（二）有受到中国证监会最近一次行政处罚未满三年的；

（三）最近三年受到证券交易所公开谴责或三次以上通报批评的；

（四）本公司现任监事；

（五）证券交易所认定不适合担任董事会秘书的其他情形。

第一百四十五条　董事会秘书的主要职责：

（一）负责公司和相关当事人与证券交易所及其他证券监管机构之间的及时沟通和联络，保证证券交易所可以随时与其取得工作联系；

（二）负责处理公司信息披露事务，督促公司制定并执行信息披露管理制度和重大信息的内部报告制度，促使公司和相关当事人依法履行信息披露义务，并按规定向证券交易所办理定期报告和临时报告的披露工作；

（三）协调公司与投资者关系，接待投资者来访，回答投资者咨询，向投资者提供公司已披露的资料；

（四）按照法定程序筹备董事会会议和股东大会，准备和提交拟审议的董事会和股东大会的文件；

（五）参加董事会会议，制作会议记录并签字；

（六）负责与公司信息披露有关的保密工作，制订保密措施，促使公司董事会全体成员及相关知情人在有关信息正式披露前保守秘密，并在内幕消息泄露时，及时采取补救措施并向证券交易所报告；

（七）负责保管公司股东名册、董事名册、大股东及董事、监事、高级管理人员持有公司股票的资料，以及董事会、股东大会的会议文件和会议记录等；

（八）协助董事、监事和高级管理人员了解信息披露相关法律、法规、规章、规则及其他规定和公司章程，以及上市协议对其设定的责任；

（九）促使董事会依法行使职权；在董事会拟作出的决议违反法律、法规、规章、规则及其他规定和公司章程时，应当提醒与会董事，并提请列席会议的监事就此发表意见；如果董事会坚持作出上述决议，董事会秘书应将有关监事和其个人的意见记载于会议记录上，并立即向证券交易所报告；

（十）证券交易所要求履行的其他职责。

第一百四十六条：公司应当为董事会秘书履行职责提供便利条件，董事、监事、高级管理人员及公司有关人员应当支持、配合董事会秘书的工作。

董事会秘书为履行职责有权了解公司的财务和经营情况，参加涉及信息披露的有关会议，查阅涉及信息披露的所有文件，并要求公司有关部门和人员及时提供相关资料和信息。

第一百四十七条　公司董事或者其他高级管理人员可以兼任公司董事会秘书。公司聘请

的会计师事务所的注册会计师和律师事务所的律师不得兼任公司董事会秘书。

第一百四十八条　公司应当在首次公开发行股票上市后三个月内或原任董事会秘书离职后三个月内聘任董事会秘书。

公司应当在有关拟聘任董事会秘书的会议召开五个交易日前将该董事会秘书的有关材料报送证券交易所，该所未提出异议的，董事会可以聘任。

第一百四十九条　公司在聘任董事会秘书的同时，还应当聘任证券事务代表，协助董事会秘书履行职责；在董事会秘书不能履行职责时，由证券事务代表行使其权利并履行其职责。在此期间，并不当然免除董事会秘书对公司信息披露事务所负有的责任。

证券事务代表应当经过证券交易所的董事会秘书资格培训，并取得董事会秘书资格证书。

第一百五十条　公司解聘董事会秘书应当具有充分的理由，不得无故将其解聘。

董事会秘书被解聘或者辞职时，公司应当及时向证券交易所报告，说明原因并公告。

董事会秘书有权就被公司不当解聘或者与辞职有关的情况，向证券交易所提交个人陈述报告。

第一百五十一条　董事会秘书有以下情形之一的，公司应当自事实发生之日起在一个月内解聘董事会秘书。

（一）出现本章程第一百四十四条所规定情形之一；

（二）连续三个月以上不能履行职责；

（三）在执行职务时出现重大错误或疏漏，给投资者造成重大损失；

（四）违反国家法律、法规、规章、规则及其他规定和公司章程，给投资者造成重大损失。

第一百五十二条　公司董事会秘书空缺期间，董事会应当指定一名董事或高级管理人员代行董事会秘书职责，并报证券交易所备案。公司指定代行董事会秘书职责的人员之前，由董事长代行董事会秘书职责。

董事会秘书空缺期间超过三个月后，董事长应当代行董事会秘书职责，直至公司正式聘任董事会秘书。

第一百五十三条　董事会秘书离任前，应当接受董事会、监事会的离任审查，在公司监事会监督下移交有关档案文件、正在办理或待办理事项。

第六章　总经理

第一百五十四条　公司设总经理一名，由董事会聘任或解聘。董事可受聘兼任总经理、

副总经理或者其他高级管理人员，但兼任总经理、副总经理或者其他高级管理人员职务的董事不得超过公司董事总数的二分之一。

第一百五十五条　本章程第九十七条所规定不得担任公司董事的情形适用于总经理和其他高级管理人员。

第一百五十六条　总经理每届任期三年，总经理连聘可以连任。

第一百五十七条　总经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，并向董事会报告工作；

（二）组织实施董事会决议、公司年度计划和技改方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制订公司的具体规章；

（六）提请董事会聘任或者解聘公司副总经理、财务负责人，以及除董事会秘书以外的其他高级管理人员；

（七）聘任或者解聘除应由董事会聘任或者解聘以外的管理人员；

（八）拟定公司职工的工资、福利、奖惩，决定公司职工的聘用和解聘；

（九）提议召开董事会临时会议；

（十）董事会授予的其他职权。

第一百五十八条　总经理列席董事会会议，非董事总经理在董事会上没有表决权。

第一百五十九条　总经理应当根据董事会或者监事会的要求，向董事会或者监事会报告公司重大合同的签订、执行情况、资金运用情况和盈亏情况，总经理必须保证该报告的真实性。

第一百六十条　总经理拟定有关职工工资、福利、安全生产以及劳动保护、劳动保险、解聘（或开除）公司职工等涉及职工切身利益的问题时，应当事先听取工会和职代会的意见

第一百六十一条　总经理应制订总经理工作细则，报董事会批准后实施。

第一百六十二条　总经理工作细则包括下列内容：

（一）总经理办公会议召开的条件、程序和参加的人员；

（二）总经理、副总经理以及除董事会秘书以外的其他高级管理人员各自具体的职责及其分工；

（三）公司资金、资产运用，签订重大合同的权限，以及向董事会、监事会的报告制度；

（四）董事会认为必要的其他事项。

第一百六十三条　公司总经理应当遵守法律、行政法规和本章程的规定，履行诚信和勤

勉的义务。

第一百六十四条　总经理可以在任期届满以前提出辞职。有关总经理辞职的具体程序和办法由总经理与公司之间的劳务合同规定。

第七章　监事会

第一节　监事

第一百六十五条　监事由股东代表和公司职工代表担任。公司职工代表担任的监事不得少于监事人数的三分之一。

第一百六十六条　　本章程第九十七条所规定不得担任公司董事的情形适用于监事。董事、总经理和其他高级管理人员不得兼任监事。

第一百六十七条　监事每届任期三年。股东担任的监事由股东大会选举或更换，股东大会选举监事时，实行累计投票制，具体参阅本章程有关选举董事的规定。职工代表担任的监事，由职工代表大会民主选举或更换。监事连选可以连任。

第一百六十八条　监事连续二次不能亲自出席监事会会议的，视为不能履行职责，监事会应当提请股东大会或职工代表大会予以撤换。

第一百六十九条　监事可以在任期届满以前提出辞职，本章程第五章有关董事辞职的规定，适用于监事。

第一百七十条　监事应当遵守法律、行政法规和本章程的规定，履行诚信和勤勉的义务。

第二节　监事会

第一百七十一条　公司设监事会．监事会由五名监事组成，设监事会主席一人。监事会主席不能履行职权时，由其指定一名监事代行其职权。

第一百七十二条　监事会行使下列职权：

（一）检查公司的财务；

（二）对董事、总经理和其他高级管理人员执行公司职务时违反法律、法规或者本章程的行为进行监督；

（三）当董事、总经理和其他高级管理人员的行为损害公司的利益时，要求其予以纠正，必要时向股东大会或国家有关主管机关报告；

（四）提议召开临时股东大会；

（五）列席董事会会议；

（六）股东大会授予的其他职权。

第一百七十三条　公司制定监事会议事规则，作为公司章程的附件，由监事会拟定，股东大会批准。

第一百七十四条　监事会行使职权时，必要时可以聘请律师事务所、会计师事务所等专业性机构给予帮助，由此发生的费用由公司承担。

第一百七十五条　监事会每年至少召开二次会议。会议通知应当在会议召开十日以前书面送达全体监事。

第一百七十六条　监事会会议通知包括以下内容；举行会议的日期、地点和会议期限，事由及议题，发出通知的日期。

第三节　监事会决议

第一百七十七条　监事会会议必须由二分之一以上监事出席方可举行。

第一百七十八条　监事会举行会议，每一监事享有一票表决权，监事会作出决议，必须经全体监事的过半数通过.

第一百七十九条　监事会会议应有记录，出席会议的监事和记录人，应当在会议记录上签名。监事有权要求在记录上对其在会议上的发言作出某种说明性记载. 监事会会议记录作为公司档案由董事会秘书永久保存。

第八章　财务会计制度、利润分配和审计

第一节　财务会计制度

第一百八十条　公司依照法律、行政法规和国家有关部门的规定，制定公司的财务会计制度。

第一百八十一条　公司在每一会计年度前六个月结束后六十日以内编制公司的中期财务报告；在每一会计年度结束后一百二十日以内编制公司年度财务报告。

第一百八十二条　公司年度财务报告以及进行中期利润分配的中期财务报告，应包括下列内容：

（1）资产负债表；

（2）利润表；

（3）利润分配表；

（4）财务状况变动表（或现金流量表）；

（5）会计报表附注；

公司不进行中期利润分配的，中期财务报告包括上款除第（3）项以外的会计报表及附注。

第一百八十三条　中期财务报告和年度财务报告按照有关法律、法规的规定进行编制。

第一百八十四条　公司除法定的会计帐册外。不另立会计帐册。公司的资产，不以任何个人名义开立帐户存储。

第一百八十五条　公司交纳所得税后的利润，按下列顺序分配：

（1）弥补上一年度的亏损；

（2）提取法定公积金百分之十；

（3）提取法定公益金百分之十；

（4）提取任意公积金；

（5）支付股东股利。

公司法定公积金累计额为公司注册资本的百分之五十以上时，可以不再提取。提取法定公积金、公益金后，是否提取任意公积金由股东大会决定。公司不在弥补公司亏损和提取法定公积金、公益金之前向股东分配利润。

第一百八十六条　股东大会决议将公积金转为股本时，按股东原有股份比例派送新股。但法定公积金转为股本时，所留存的该项公积金不得少于注册资本的百分之二十五。

第一百八十七条　公司股东大会对利润分配方案作出决议后，公司董事会须在股东大会召开后两个月内完成股利（或股份）的派发事项。

第一百八十八条　公司可以采取现金或者股票方式分配股利。

第二节　内部审计

第一百八十九条　公司实行内部审计制度，配备专职审计人员，对公司财务收支和经济活动进行内部审计监督。

第一百九十条　公司内部审计制度和审计人员的职责，经董事会批准后实施。审计负责人向董事会负责并报告工作。

第三节　会计师事务所的聘任

第一百九十一条　公司聘用取得“从事证券相关业务资格”的会计师事务所进行会计报表审计、净资产验证及其他相关的咨询服务等业务，聘期一年，可以续聘。

第一百九十二条　公司聘用会计师事务所，由董事会提出方案，股东大会表决通过。

第一百九十三条　经公司聘用的会计师事务所享有下列权利：

（一）查阅公司财务报表、记录和凭证，并有权要求公司的董事、总经理或者其他高级管理人员提供有关的资料和说明；

（二）要求公司提供为会计师事务所履行职务所必需的其子公司的资料和说明；

（三）列席股东大会，获得股东大会的通知或者与股东大会有关的其他信息，在股东大会上就涉及其作为公司聘用的会计师事务所的事宜发言。

第一百九十四条　非会议期间，董事会因正当理由解聘会计师事务所的，可临时聘请其他会计师事务所，但必须在下一次股东大会上追认通过。

第一百九十五条　会计师事务所的报酬由股东大会决定。董事会委任填补空缺的会计师事务所的报酬，由董事会确定，报股东大会批准。

第一百九十六条　公司解聘或者续聘会计师事务所由股东大会作出决定，并在《中国证券报》上予以披露，必要时说明更换原因，并报中国证监会和中国注册会计师协会备案。

第一百九十七条　公司解聘或者不再续聘会计师事务所时，提前三十日事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所认为公司对其解聘或不再续聘理由不当的，可以向中国证监会和中国注册会计师协会提出申诉。会计师事务所提出辞聘的，董事会应在下一次股东大会说明原因。辞聘的会计师事务所有责任以书面形式或派人出席股东大会，向股东大会说明公司有无不当。

第九章　通知和公告

第一节　通知

第一百九十八条　公司的通知以下列形式发出；

（一）以专人送出；

（二）以邮件方式送出；

（三）以公告方式进行；

（四）以传真、电报方式送出。

第一百九十九条　公司发出的通知，以公告方式进行的，一经公告，视为所有相关人员收到通知。

第二百条　公司召开股东大会的会议通知，以公告方式进行。

第二百零一条　公司召开董事会的会议通知，以专人送出，邮件或传真、电报方式送出。

第二百零二条　公司召开监事会的会议通知，以专人送出，邮件或传真、电报方式送出。

第二百零三条　公司通知以专人送出的，由被送达人在送达回执上签名（或盖章），被送达人签收日期为送达日期；公司通知以邮件送出的，自交付邮局之日起第三个工作日为送达日期；公司通知以公告方式送出的，第一次公告刊登日为送达日期；以传真、电报方式送出的，以传真、电报发出日期为送达日期。

第二百零四条　因意外遗漏未向某有权得到通知的人送出会议通知或者该人没有收到会议通知，会议及会议作出的决议并不因此无效。

第二节　公告

第二百零五条　公司指定《中国证券报》为刊登公司公告和其他需要披露信息的报刊。

第十章　合并、分立、解散和清算

第一节　合并或分立

第二百零六条　公司可以依法进行合并或者分立。

公司合并可以采取吸收合并和新设合并两种形式。

第二百零七条　公司合并或者分立，按照下列程序办理：

（一）董事会拟订合并或者分立方案；

（二）股东大会依照本章程的规定作出决议；

（三）各方当事人签订合并或者分立合同；

（四）依法办理有关审批手续；

（五）处理债权、债务等各项合并或者分立事宜；

（六）办理解散登记或者变更登记。

第二百零八条　公司合并或者分立，合并或者分立各方应当编制资产负债表和财产清单。公司自股东大会作出合并或者分立决议之日起十日内通知债权人，并于三十日内在《中国证券报》上公告三次。

第二百零九条　债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的担保。公司不能清偿债务或者提供 相应担保的，不进行合并或者分立。

第二百一十条　公司合并或者分立时，公司董事会应当采取必要的措施保护反对公司合并或者分立的股东的合法权益。

第二百一十一条　公司合并或者分立各方的资产、债权、债务的处理，通过签订合同加

以明确规定。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。公司分立前的债务按所达成的协议由分立后的公司承担。

第二百一十二条　公司合并或者分立，登记事项发生变更的，依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。

第二节　解散和清算

第二百一十三条　有下列情形之一的，公司应当解散并依法进行清算：

（一）营业期限届满；

（二）股东大会决议解散；

（三）因合并或者分立而解散；

（四）不能清偿到期债务依法宣告破产；

（五）违反法律、法规被依法责令关闭。

第二百一十四条　公司因有本节前条第（一）、（二）项情形而解散的，应当在十五日内成立清算组．清算组人员由股东大会以普通决议的方式选定。

公司因有本节前条第（三）项情形而解散的，清算工作由合并或者分立各方当事人依照合并或者分立时签订的合同办理。

公司因有本节前条第（四）项情形而解散的，由人民法院依照有关法律的规定，组织股东、有关机关及专业人员成立清算组进行清算。

公司因有本节前条第（五）项情形而解散的，由有关主管机关组织股东，有关机关及专业人员成立清算组进行清算。

第二百一十五条　清算组成立后，董事会、总经理的职权立即停止。清算期间，公司不得开展新的经营活动。

第二百一十六条　清算组在清算期间行使下列职权：

（一）通知或者公告债权人；

（二）清理公司财产、编制资产负债表和财产清单；

（三）处理公司未了结的业务；

（四）清缴所欠税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第二百一十七条　清算组应当自成立之日起十日内通知债权人，并于六十日内在至少一种中国证监会指定报刊上公告三次。

第二百一十八条　债权人应当在本章程规定的期限内向清算组申报其债权。债权人申报债权时，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

第二百一十九条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者有关主管机关确认。

第二百二十条　公司财产按下列顺序清偿；

（一）支付清算费用；

（二）支付公司职工工资和劳动保险费用；

（三）交纳所欠税款；

（四）清偿公司债务；

（五）按股东持有的股份比例进行分配。

公司财产未按前款第（一）至（四）项规定清偿前，不分配给股东。

第二百二十一条　清算组在清理公司财产、编制资产负债表和财产清单后，认为公司财产不足清偿债务时，应当向人民法院申请宣告破产。公司经人民法院宣告破产后，清算组应当将清算事务移交给人民法院。

第二百二十二条　清算结束后，清算组应当制作清算报告，以及清算期间收支报表和财务帐册，报股东大会或者有关主管机关确认。

清算组应当自股东大会或者有关主管机关对清算报告确认之日起三十日内，依法向公司登记机关办理注销公司登记，并公告公司终止。

第二百二十三条　清算组人员应当忠于职守，依法履行清算义务，不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。

清算组人员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。

第十一章　修改章程

第二百二十四条　有下列情形之一的，公司应当修改章程：

（一）《公司法》或有关法律、行政法规修改后，章程规定的事项与修改后的法律、行政法规的规定相抵触；

（二）公司的情况发生变化，与章程记载的事项不一致；

（三）股东大会决定修改章程。

第二百二十五条　股东大会决议通过的章程修改事项应经主管机关审批的，须报原审批的主管机关批准；涉及公司登记事项的，依法办理变更登记。

第二百二十六条　董事会依照股东大会修改章程的决议和有关主管机关的审批意见修改公司章程。

第二百二十七条　章程修改事项属于法律、法规要求披露的信息，按规定予以公告。

第十二章　附则

第二百二十八条　董事会可依照本章程的规定，制订章程细则。章程细则不得与本章程的规定相抵触。

第二百二十九条　本章程以中文书写，其他任何语种或不同版本的章程与本章程有歧义时，以在湖北省工商行政管理局最近一次核准登记后的中文版章程为准。

第二百三十条　本章程所称“以上”、“以内”、“以下”，都含本数；“不满”、“以外”不含本数。

第二百三十一条　本章程经公司股东大会决议通过后，并经湖北省工商行政管理局核准登记后生效。

第二百三十二条　本章程由公司董事会负责解释。

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香港，　二零零五年十一月十日